STITES & HARBISON, PLLC

400 West Market Street, Suite 1800

Louisville, Kentucky  40202-3352

Telephone:  (502) 587-3400

Facsimile:  (502) 587-6391

July 29, 2009

Karen J. Garnett

Assistant Director

United States Securities and Exchange Commission

100 F Street, NE

Mail Stop 3010

Washington, D.C.  20549

RE:      Industrial Services of America, Inc.
           Preliminary Information Statement on Schedule 14C
           Filed July 16, 2009
           File No. 000-20979

Dear Ms. Garnett:

Set forth below is our response to the comment contained in your letter dated July 27, 2009, to Harry Kletter as chairman of the board and chief executive officer of Industrial Services of America, Inc.

Preliminary Information Statement on Schedule 14C

COMMENT:  It appears that your disclosure is subject to Item 14 of Schedule 14A because it involves the acquisition of securities and the acquisition of a going business.  Please revise your preliminary proxy statement to provide the financial information required by Item 14 of Schedule 14A.  Refer to Item 1 of Schedule 14C.

RESPONSE:   ISA is of the view that the requirements of Item 14 of Schedule 14A should not apply to the transaction described in the Preliminary Information Statement filed with the Securities and Exchange Commission on July 16, 2009 for the reasons outlined below.

Although the form of the transaction involves the exchange of unregistered ISA shares for limited liability company interests in 7124 Grade Lane LLC and 7200 Grade Lane LLC,  the substance of the transaction is the sale of two tracts of real estate from Harry Kletter Family Limited Partnership to ISA and not the acquisition of a "business" within the meaning of Regulation S-X for reporting purposes.  Further, financial statements regarding the limited partnership would not be material to the exercise of prudent judgment by the stockholder as the entities have not conducted any business or other revenue generating operations.  The relevant financial information is the appraised value of the parcels which has been disclosed in the Information Statement.  Also, under state law, ISA would not require stockholder approval.

No Separate Business.

Item 14 of Schedule 14A involves disclosure regarding the combination of businesses.  Seemingly the issue is whether the limited liability companies are "businesses".  Both Section 2010.2 of the Financial Reporting Manual and 17 CFR Section 210.11-01 list the requirements for consideration as to whether a "business" exists or not.

Each limited liability company is a special purpose entity formed solely to hold its respective tract of real estate, namely, 7124 Grade Lane, Louisville, Kentucky and 7200 Grade Lane, Louisville, Kentucky, to provide greater liability protection.  Neither entity owns any other assets.

Further, neither limited liability conducts business or engages in any other revenue generating operations of any magnitude. The tract at 7124 Grade Lane generates no revenue currently.  The tract at 7200 Grade Lane generates an immaterial amount of income, as outlined in the Information Statement, due to a lease to an unaffiliated third party of four acres for a monthly rental of $6,000 through August 31, 2011.   There is no employee base, no facilities, no distribution system, no sales force, no customer base, no operating rights, no production techniques or trade names that are the subject of the transfer or will exist after the acquisition.

Financial Statements Would Not Be Material.

Since these tracts have generated virtually no income and have few improvements, there are currently no financial statements for either of these limited liability companies.  The only method of proving a value to the properties was through appraisals.  The Information Statement contains relevant information regarding the appraiser and the separate appraisals for each tract and the "as is" method of valuation of the appraisals used.  There is reference in the Information Statement to relevant environmental discussions for each property, as outlined in the appraisals.

In addition, the intended purchase price for the properties, as set forth in the Information Statement, is $3,200,000 currently, which under 17 CFR Section 210.3-05 and the definition of significant subsidiary under 17 CFR Section 210.1-02 would not require the provision of financial statements for the acquired entities.  In other words, the purchase price is significantly below the 20% standard set forth in 17 CFR Section 210.3-05(b)(2).

As described in the Information Statement, the importance to ISA of the acquisition of these properties is the need to have control of the 7124 Grade Lane tract because of the recent completion and location of a $10 million shredder on that property.  As to 7200 Grade Lane, ISA desires to move its recently acquired alloys division from 3409 Camp Ground Road, Louisville, Kentucky to the 7200 Grade Lane location to create greater synergies with its recycling operations.  The significance is that the primary location of the operations of ISA, including its headquarters, is 7100 Grade Lane, Louisville, Kentucky, adjacent to each of these properties.  ISA has concerns that if it were not to acquire these properties, at some future time, competitors might seek to acquire one or more of these tracts.

As noted in the Information Statement, ISA also has  a concern that it could be charged rent in an approximate amount of $30,000 per month for the leasing by ISA of the 7124 Grade Lane property.  It is our understanding that, to date, neither the limited partnership nor the limited liability companies have taken any depreciation with respect to these two tracts since the principal assets consist of land.

Financial statements for either ISA or the properties do not appear to be material to any informed voting decision of the stockholders considering the fact that this acquisition of properties would not constitute a significant acquisition of a business for purposes of Form 8-K or otherwise.  Also the use of pro forma financial information with respect to the combination of these properties with ISA would not be material to a voting decision of the stockholders in light of the immaterial revenue generated by, and lack of expenses, included depreciation, related to the properties to be acquired, prior to the acquisition and after consummation of the acquisition.

Conclusion.

Essentially, ISA is acquiring real estate which has generated little income for the current owner but is of strategic importance to ISA.  The acquisition of the properties does not constitute an acquisition of a "business".  Finally, the application of Item 14 of Schedule 14A in this situation does not appear to provide any material additional information to stockholders in making a voting decision regarding the acquisition of these properties.

Notwithstanding the description contained in the Information Statement of the transaction, ISA is proposing to add language in two areas to more clearly reflect the substance of the transaction, and the strategic location of the properties.  The proposed marked pages are attached for your review and consideration.

Very truly yours,

/s/ Alex P. Herrington, Jr. (Mike)

Alex P. Herrington, Jr., (Mike)

APH:slc

cc:  Gerard Gibson, Attorney/Advisor

INDUSTRIAL SERVICES OF AMERICA, INC.

7100 Grade Lane

Louisville, KY  40213

502-368-1661

INFORMATION STATEMENT

PURSUANT TO SECTION 14(C)

OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14C-2 THEREUNDER

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE

REQUESTED NOT TO SEND US A PROXY.

To Our Stockholders:

We are furnishing this information statement on or about July ___, 2009 to stockholders of record as of July 13, 2009 of Industrial Services of America, Inc., a Florida corporation to advise our stockholders of a certain action we are taking without a meeting upon the written consent of the holders of a majority of the outstanding shares of our common stock.

On July 16, 2009, we received a written consent in lieu of a meeting of stockholders from the holders of a majority of the outstanding shares of our common stock, in connection with the following corporate action:

--                     approval of and consent to the transactions contemplated by the agreement and plan of share exchange by and among Harry Kletter Family Limited Partnership, 7124 Grade Lane LLC and us, and the agreement and plan of share exchange by and among Harry Kletter Family Limited Partnership, 7200 Grade Lane LLC and us, and in particular the exchange by us of 500,000 newly issued unregistered shares (as currently contemplated by the exchange agreements), without registration rights, of our $.005 par value common stock for all outstanding membership interests in 7124 Grade Lane LLC and 7200 Grade Lane LLC currently owned by Harry Kletter Family Limited Partnership.

Harry Kletter, his spouse and affiliates, owned in the aggregate as of the record date greater than 41% of our outstanding voting common stock.

We have undertaken this transaction due to the strategic location of the properties at 7124 Grade Lane and 7200 Grade Lane, Louisville, Kentucky, owned respectively by 7124 Grade Lane LLC and 7200 Grade Lane LLC, which we believe are necessary for the growth of our operations.  We have invested approximately $10 million in a shredder that commenced operations in June, 2009, which is partially located on the 7124 Grade Lane tract.  We plan to move our alloys division from 3409 Camp Ground Road, Louisville, Kentucky, to 7200 Grade Lane to create greater synergies with our other recycling operations.  Without ownership of these properties, an internal memorandum estimates $30,000 in monthly rental will be due to the limited liability companies if we do not acquire ownership of the real estate.  Currently, the limited liability companies are not charging us rent but are expected to commence doing so if this transaction fails to close.  In addition, with the location of the proposed acquired properties adjacent to 7100 Grade Lane, Louisville, Kentucky, where we have our principal operations and headquarters, we have the ability to prevent competitors or other purchasers from taking advantage of their proximity to our principal location.  We have chosen to use our common stock as the consideration for the transaction in order to preserve our cash due to growing business and demands on working capital.

Although the form of the transaction involves the exchange of our unregistered securities for interests in the limited liability companies, the substance of the transaction is our purchase of two tracts of real estate from the limited partnership.  Each limited liability company is a special purpose entity formed solely to hold its respective real estate tract to provide greater liability protection.  The only income generated from these tracts is an immaterial amount of $6,000 a month through August 2011 from a lease of four acres of the 7200 Grade Lane tract.  Effectively these limited liability companies have no operating assets.

This corporate action will not become effective until at least twenty (20) calendar days after mailing this information statement to stockholders of record on July ~~[13],~~13, 2009.

Our audit committee, comprised solely of independent directors, and our board of directors, exclusive of Harry Kletter, voted on July 13, 2009, to recommend approval of the transactions to be voted upon by the stockholders by means of a written consent of stockholders.  Because of the relationship between Harry Kletter and us, NASDAQ rules required the approval of our stockholders for the transactions described in this information statement.  In order to eliminate the costs and management time involved in holding a special meeting and in order to effect the proposal as early as possible, we determined to obtain approval by written consent and to not hold a special meeting.  Section 607.0704 of the Florida Business Corporation Act permits actions to be taken by written consent in lieu of a special meeting of stockholders, without a meeting, without prior notice and without a vote if the actions taken by the holders of outstanding voting stock having not less than a minimum number of votes that would be necessary to authorize such action at a meeting at which shares entitled to vote were present and voted.  Our Articles of Incorporation do not prohibit written stockholder consent without a meeting.  Also in accordance with the Florida Business Corporation Act, we are providing notice of this corporate action to our stockholders through delivery of this information statement.

Sincerely,

/s/ Michael P. Shannonhouse

------------------------
Michael P. Shannonhouse
Recording Secretary of the Board of Directors

proposing to purchase in exchange for approximately 500,000 shares we have required the approval of our stockholders.  We have received that approval through the written consent of a majority of our stockholders, of which Mr. Kletter, his spouse and affiliates have beneficial ownership of greater than 41% of our outstanding voting common stock.

The audit committee, comprised of independent directors, relied upon the appraisals and an internally prepared memorandum that indicated the need for the use of the properties at 7124 Grade Lane and 7200 Grade Lane to support the operation of the recently installed $10 million shredder, a part of which is located on 7124 Grade Lane.  Currently the limited partnership has not charged us for rental for these two parcels.  It is anticipated that the limited partnership will demand rental that the internal memorandum indicates would amount to approximately $30,000 per month in additional rent expense for us for these two properties unless we purchase them through the acquisition of the interests in the limited liability companies.  In addition, 7200 Grade Lane LLC, as successor to the limited partnership, has leased to an unaffiliated third party four acres of land at 7200 Grade Lane for a monthly rental of $6,000 through August 31, 2011.  Consequently if we were not to close these purchases, we could incur a $360,000 increase in rental per annum plus the loss of an additional $72,000 in foregone rent from the third party tenant of the property at 7200 Grade Lane.  Further, with the location of the proposed acquired properties adjacent to 7100 Grade Lane, Louisville, Kentucky, where we have our principal operations and headquarters, we have the ability to prevent competitors or other purchasers from taking advantage of their proximity to our principal location.

The audit committee recommended approval of, and that the board of directors approve, the exchange agreements and the transactions contemplated by the exchange agreements.  As a part of its determination, the audit committee reviewed the terms of each exchange agreement, including the possibility that the purchase price could increase to as much as $9.40 per share, or an additional $1.5 million in expense for the 500,000 unregistered shares, without registration rights, it has offered for the membership interests in the limited liability companies, the appraised values of the properties, including the lack of environmental studies, and the memorandum.  Similarly, the board of directors, without the participation of Mr. Kletter, upon review of the exchange agreements, including the possible adjustments in the purchase price, the appraisals, including the environmental caveats contained therein, and the memorandum, recommended to the stockholders their approval of these transactions.  Finally the stockholders, who are beneficial owners of a majority of the outstanding shares of our common stock, have voted to approve the transactions contemplated by the exchange agreements.  In voting to approve the transactions by written consent, Mr. Kletter, his spouse and affiliates have beneficial ownership of greater than 41% of our outstanding voting common stock.

FORM OF TRANSACTION

Although the form of the transaction involves the exchange of our unregistered securities for interests in the limited liability companies, the substance of the transaction is our purchase of two tracts of real estate from the limited partnership.  Each limited liability company is a special purpose entity formed solely to hold its respective real estate tract to provide greater liability protection.  The only income generated from these tracts is an immaterial amount of $6,000 a month through August 2011 from a lease of four acres of the 7200 Grade Lane tract.  Effectively these limited liability companies have no operating assets.